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September 19, 2024

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

Washington, DC 20549

Attention:	Mr. Tyler Howes
Ms. Laura Crotty
Ms. Christine Torney
Ms. Lynn Dicker

Re:

Invizyne Technologies Inc.

Response to Comments to Amendment No. 5, to Registration Statement on Form S-1

Filed Date: September 6, 2024

Amendment No. 6 file date: September 19, 2024

File No. 333-276987

Dear Sirs and Mesdames:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 17, 2024, commenting on Amendment No. 5, to the Registration Statement on Form S-1 (“Form S-1”), of Invizyne Technologies Inc. (the “Company”), which was filed on September 6, 2024.

I am responding on behalf of the Company, as its counsel, to the comment letter. The response format sets forth the Staff comment followed by the response thereto of the Company.

Securities and Exchange Commission

September 19, 2024

Amendment No. 5 to Registration Statement on Form S-1

Description of Capital

Long Term Investor Right to Receive Additional Shares, page 56

1. We note you describe the LTIRs as “contractual obligations” of the company. Please either file the written contract evidencing the LTIRs as an exhibit to the registration statement, or, if there is no written instrument evidencing the terms of the LTIRs, revise the prospectus to include a representation that the prospectus contains a full description of the rights and revise your disclosure as necessary. Refer to Item 601(b)(4) of Regulation S-K for guidance.

RESPONSE:

There has been added to the descriptions of the LTIR the following representation by the Company: “The terms of the LTIR are embodied in this prospectus, which contains a full description of the rights. There is no separate instrument defining the terms of the LTIR, and investors will be able to enforce their rights by reference to this prospectus.”

The word “contractual” in association with the LTIR has been deleted.

2. Please revise your disclosure to briefly describe the reasons you are granting LTIRs and the purposes they are intended to accomplish, including the purposes of the 90-day direct registration feature, inability to transfer IPO shares without forfeiture and the two-year holding period. For instance, address the length of time the proceeds may be adequate, the goal of encouraging and rewarding long-term investors, and your intent to provide those investors with an opportunity to double their investment or to neutralize or reduce a potential loss. Please tie this explanation to the example of how the LTIR formula will work, as described on pages 6 and 57.

RESPONSE:

The disclosure has been revised to include a statement of the purpose of the LTIR, which is to encourage initial investors to hold their IPO shares for a longer period rather than “play the market.” The 90-day transfer period has been explained to indicate that it is to provide sufficient time for an IPO investor to make the transfer to the transfer agent, underwriter or selected dealer so as to be able to participate in the LTIR. There has been added a cautionary statement in the description of the LTIR that a transfer prior to the end of the two-year period would result in a forfeiture of the right. This separate statement in the description on page 57 supplements the descriptions and the risk factors that are otherwise included in the prospectus about the LTIR.

A statement about the anticipated length of time for the use of proceeds has been added to the description of the LTIR on page 57-58, but that is not relevant to the LTIR because the LTIR is attached to the IPO shares and is not affected by any subsequent equity or other equity based offerings by the Company. This fact is pointed out in an addition to the description of the LTIR.

A statement has been added to the description of the LTIR about the purpose of the LTIR, in the descriptions on pages 6 and 57-58.

Securities and Exchange Commission

September 19, 2024

3. We note that only investors who purchase shares from the underwriter or selected dealer of the underwriter will qualify to receive the IPO Supplemental Shares pursuant to the LTIR. In this regard, please explain how investors will be able to determine that they will acquire LTIRs in connection with their purchase. For instance, please explain how investors will know that the dealer from whom they purchased shares in the IPO is a “selected dealer of the underwriter” such that they will acquire LTIRs. Also, please revise to explain how you will verify whether an investor purchased shares in the IPO versus through the trading market during the 90 days following the IPO, and how you will enforce the condition that the LTIRs are available only to IPO shareholders.

RESPONSE:

There has been added information as to who the underwriter and the selected dealers are in the offering, so that IPO investors will know who these persons are if they elect to deposit their IPO shares therewith. Since the LTIR is part of the obligation of the Company with respect to the IPO shares, the issuance of the additional shares is automatic if the IPO investor follows the requirements of the LTIR. There is a high level of internal information available through the transfer agent, underwriter and selected dealers. For example, the initial IPO investors have to be verified to NASDAQ as part of the listing application, by name and share number and the underwriter/broker who is selling the shares in the IPO to the IPO investor. So, the starting point is clear. For the purposes of satisfying the holding period, the underwriter, selected dealers and transfer agent will certify the shares being held during the full two-year holding period by reference to their account records, and the Company will be able to match those holdings with the initial IPO investor list, which it has pursuant to the NASDAQ listing application. The information is available to the Company, and it will not be difficult to ascertain who is entitled to the extra shares. The issuance of the shares under the LTIR will be automatic, which is stated in the description of the LTIRs.

4. In relation to the LTIRs, because purchasers must hold the shares for two years before the underlying shares become issuable, it is our view that the registration statement must be kept updated through the actual issuance of the shares underlying the long-term investment rights. Please confirm that you will maintain an effective registration statement during the two-year holding period until the shares underlying the rights are issued.

RESPONSE:

The Company confirms that it will maintain an effective registration statement during the two-year holding period for issuance of the shares underlying the LTIR rights.

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

Securities and Exchange Commission

September 19, 2024

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:	Mr. Michael Heltzen,
Chief Executive Officer

Mr. Mo Hayat,
President